FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Chief Financial Officer

Date: January 30, 2007

Exhibit 99.1

The9 Limited Signs Agreement with Blizzard Entertainment® to Rollout

World of Warcraft®: The Burning Crusade™

in Mainland China

Shanghai, China – January 30, 2007. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced that it has entered into an amendment to the original license agreement with Vivendi Games, Inc. and Blizzard Entertainment®, to rollout The Burning Crusade™, the highly anticipated expansion pack for the World of Warcraft® game in mainland China. The9 is the exclusive operator of the World of Warcraft® game in mainland China pursuant to the license agreement entered into between Vivendi Games, Inc. and The9 in February 2004.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of Blizzard Entertainment®’s World of Warcraft®, MU® and Mystina Online® and its first proprietary MMORPG, Joyful Journey WestTM, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada®, Soul of The Ultimate Nation®, Guild Wars®, Hellgate: London®, Ragnarok Online 2® and Emil Chronicle Online®. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantasy Melody OnlineTM.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/